UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                            STANDARD FINANCIAL, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    853403103
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP No. 853403103

   1    Name of Reporting Person

        S.S. or I.R.S. Identification Number of Above Person (optional)
             LaSalle Financial Partners, Limited Partnership
                  (formerly known as LaSalle/Kross Partners, Limited
                  Partnership)

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       605,000 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              605,000 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             606,207 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             3.7%

   14   Type of Reporting Person
        PN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       1,207 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             605,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              1,207 shares

                  10   Shared Dispositive Power
                       605,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             606,207 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             3.7%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             605,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       605,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             605,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             3.7%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Wallace D. Riley

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [X]

   13   Percent of Class Represented By Amount in Row (11)
             0.0%

   14   Type of Reporting Person
        IN

        This Amendment No. 5 to Schedule 13D is filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross, and Wallace D. Riley (the "Group"), and relates to the common stock, $.01 par value (the "Common Stock"), of Standard Financial, Inc. (the "Issuer"). The Partnership was formerly known as LaSalle/Kross Financial Partners, Limited Partnership; its name was changed effective June 20, 1997. This Amendment No. 5 amends the Schedule 13D initially filed on October 15, 1996, as amended thereafter (the "Schedule 13D"). The following items in the Schedule 13D are amended to read in their entirety as follows:

   Item 2.   Identity and Background

        (a)-(c) The Partnership is a Delaware limited partnership. The address of the Partnership's principal business and its principal office is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The principal business of the Partnership is that of investing in equity-oriented securities issued by publicly traded companies, with emphasis on investments in banks, thrifts and savings banks.

        The general partners of the Partnership (the "General Partners") are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard
   J. Nelson and his wife, Florence Nelson, and Talman Financial, Inc., a Michigan corporation owned by Peter T. Kross. Talman Financial, Inc. was formerly known as Kross Financial, Inc.; its name was changed effective June 6, 1997. The executive officers and directors of LaSalle Capital Management, Inc., are Mr. Nelson, who serves as President and a director, and his wife Florence Nelson, who serves as Secretary, Treasurer and a director. Mr. Nelson is self-employed as a banking consultant, and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. Mrs. Nelson is a homemaker and is not otherwise employed. Mr. Kross is the sole director and the sole executive officer of Talman Financial, Inc. Mr. Kross is employed as a securities broker and is employed as a Senior Vice President of EVEREN Securities, Inc. Mr. Kross's residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236.

        Wallace D. Riley has been a practicing attorney for more than forty years and is the founder and Chief Executive Officer of Riley & Roumell, P.C., a general practice law firm in Detroit, Michigan. Mr. Riley's business address is 720 Ford Building, 7th Floor, Detroit, Michigan 48226.

        (d)-(e) During the past five years, none of the Partnership, the General Partners, Mr. Nelson, Mrs. Nelson, Mr. Kross or Mr. Riley has been convicted in a criminal proceeding (excluding traffic violations).

        On December 9, 1996, the Issuer filed a civil lawsuit (case No. 96-C-
   8037) in the United States District Court for the Northern District of Illinois (the "Court") naming as defendants the Partnership, the General Partners, Mr. Kross and Mr. Nelson (collectively, the "defendants"). The lawsuit requested injunctive relief and claimed that the defendants had made a false and misleading Schedule 13D filing with respect to beneficial ownership of the Common Stock. On February 11, 1997, the Court entered a Memorandum Opinion and Order granting in part and denying in part the Issuer's request for injunctive relief. On March 19, 1997, the Court modified that order. The Court ordered, among other things, that (1) the defendants amend their Schedule 13D with respect to the Issuer to reflect their "purpose to acquire control over and influence the policies of Standard by electing the Partnership's own nominees to Standard's board of directors"; (2) "Defendants are temporarily enjoined from purchasing or selling any shares, in their individual capacities or on behalf of the
   Section 13(d) group, but not in a licensed or registered capacity, or otherwise seeking control of Standard until seven days after they have filed [an] amended Schedule 13D" in compliance with the Court's order; and
   (3) "Defendants are temporarily enjoined from violating Section 13(d) and ordered to amend Schedule 13D with regard to Standard from time to time as necessary to comply with federal law." Thereafter, the defendants promptly complied with the Court's order and filed an amended Schedule 13D.

        During the past five years, neither Mrs. Nelson nor Mr. Riley has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Nelson, Mrs. Nelson, Mr. Kross, and Mr. Riley are citizens of the United States.

   Item 4.   Purpose of Transaction

        The Issuer and TCF Financial Corporation entered into an Agreement and Plan of Reorganization, dated March 16, 1997, providing for the combination of the Issuer and TCF Financial Corporation. Based on that development, the Group made a determination to reduce the Group's holdings to less than 5% of the Common Stock. Although the Group intends to continue to evaluate the Issuer and its business prospects, at present the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its remaining shares of the Common Stock at any time. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 5.   Interest in Securities of the Issuer

        (a) By virtue of their separate ownership and control over the general partners of the Partnership, Mr. Nelson and Mr. Kross are each deemed to beneficially own all of the 605,000 shares of the Common Stock that the Partnership owns, constituting approximately 3.7% of the issued and outstanding shares of the Common Stock, based on the number of shares reported on the Issuer's Form 10-Q for the period ended March 31, 1997. Mr. Nelson also beneficially owns an additional 1,207 shares of the Common Stock (less than 0.1% of the issued and outstanding shares of the Common Stock), which he acquired personally in 1994. Neither Mr. Kross nor Mr. Riley beneficially own any shares of the Common Stock personally or otherwise, except (in the case of Mr. Kross) for the shares owned by the Partnership itself.

        (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares. Mr. Nelson exercises sole voting and investment power over his 1,207 shares.

        (c) The following transactions are the only transactions in the Common Stock made by the Partnership in the past 60 days, all of which were made in open market sales on the Nasdaq National Market System:

            Date      Number of Shares         Price Per Share
             6/3/97    45,000                   $29.9583

             6/4/97    5,000                    $24.125

             6/18/97   100,000                  $24.9059

             6/19/97   100,000                  $24.9375

             6/23/97   10,000                   $24.9375

        None of Mr. Nelson, Mr. Kross or Mr. Riley have had any transactions in the Common Stock for their own accounts during the past 60 days.

        (d)  Not applicable.

        (e) On June 18, 1997, the Group ceased to beneficially own more than five percent of the Common Stock.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.


   Date:     June 23, 1997


                       LASALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                       By:  LaSALLE CAPITAL MANAGEMENT, INC.
                            a General Partner

                            By:  /s/ Richard J. Nelson
                                 Richard J. Nelson, President


                            /s/ Richard J. Nelson
                            Richard J. Nelson


                            /s/ Peter T. Kross
                            Peter T. Kross


                            /s/ Wallace D. Riley
                            Wallace D. Riley